Morgan Stanley Focus Growth Fund

Morgan Stanley Institutional Fund, Inc.

Morgan Stanley Institutional Fund Trust

522 Fifth Avenue

New York, NY 10036

July 23, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:                             Morgan Stanley Focus Growth Fund (File No. 333-181649), Morgan Stanley Institutional Fund, Inc. (File No. 333-181668) and Morgan Stanley Institutional Fund Trust (File No. 333-181676) (collectively, the “Registrants”)

Dear Mr. Greene:

Thank you for your telephonic comments regarding (1) the registration statement on Form N-14 relating to Morgan Stanley Focus Growth Fund (“Focus Growth”), filed with the Securities and Exchange Commission (the “Commission”) on May 24, 2012 (the “Focus Growth N-14”) in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of Focus Growth Portfolio (“MSIF Focus Growth”), a portfolio of Morgan Stanley Institutional Fund, Inc. (“MSIF, Inc.”), will be transferred to Focus Growth, in exchange for shares of Focus Growth (the “Focus Growth Reorganization”), (2) the registration statement on Form N-14 relating to International Equity Portfolio (“MSIF International Equity”) and Active International Allocation Portfolio (“MSIF Active International”), each a portfolio of MSIF, Inc., filed with the Commission on May 24, 2012 (the “MSIF N-14”) in connection with (i) a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets of Morgan Stanley International Value Equity Fund (“International Value Equity”) will be transferred to MSIF International Equity in exchange for shares of MSIF International Equity (the “International Equity Reorganization”) and (ii) a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of Morgan Stanley International Fund (“International”) will be transferred to MSIF Active International in exchange for shares of MSIF Active International (the “Active International Reorganization”) and (3) the registration statement on Form N-14 relating to Mid Cap Growth Portfolio (“MSIFT Mid Cap Growth”) and Global Strategist Portfolio (formerly, the Balanced Portfolio) (“MSIFT Global Strategist”), each a portfolio of Morgan Stanley Institutional Fund Trust, filed with the Commission on May 24, 2012 (the “MSIFT N-14” and together with the Focus Growth N-14 and MSIF N-14, the “Registration Statements”) in connection with (i) a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of Morgan Stanley Mid Cap Growth Fund (“Mid Cap Growth”) will be transferred to MSIFT Mid Cap Growth, in exchange for shares of MSIFT Mid Cap Growth (the “Mid Cap Growth Reorganization”) and (ii) a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of Morgan Stanley Global Strategist Fund (“Global Strategist”), will be transferred to MSIFT Global Strategist in exchange for shares of MSIFT Global Strategist (the “Global Strategist Reorganization”).

Focus Growth, MSIF International Equity, MSIF Active International, MSIFT Mid Cap Growth and MSIFT Global Strategist are each referred to herein as an “Acquiring Fund” and collectively the “Acquiring Funds.”  MSIF Focus Growth, International Value Equity, International, Mid Cap Growth and Global Strategist are each referred to herein as an “Acquired Fund” and collectively the “Acquired Funds.”  The Acquiring Funds and the Acquired Funds are each referred to herein as a “Fund” and, collectively as the “Funds.”  The Focus Growth Reorganization, International Equity Reorganization, Active International Reorganization, Mid Cap Growth Reorganization and Global Strategist Reorganization are each referred to herein as a “Reorganization” and collectively the “Reorganizations.” The Registrants have considered your comments and have authorized us to make responses, changes and acknowledgements discussed below relating to the Registrants’ registeration statements on their behalf.  Below we describe the changes made to the Registration Statements, as applicable, in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment Nos. 1 to each Registrant’s Registration Statement that will be filed via EDGAR on or about July 23, 2012.

GENERAL COMMENTS TO THE REGISTRATION STATEMENTS

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filings.

Comment 2.	Please ensure that the font size used in the Registration Statements complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 2. The font size complies with the requirements of Rule 420.

Comment 3.	Please note that the following comments apply to each Registration Statement, as applicable, and that changes, if any, should be made accordingly.

Response 3. We note that the comments apply to each Registration Statement, as applicable, and the changes, if any, will be made accordingly.

Comment 4.	Please include disclosure that each Acquired Fund will wind up its affairs and deregister as an investment company.

Response 4.                               The requested disclosure has been added to the section entitled “The Reorganization[s]—The Reorganization Agreement[s].” With respect to Focus Growth Reorganization, we have clarified that MSIF Focus Growth will be terminated as a series of the Company.

Comment 5.	Please confirm that supplements were filed with the Commission for the Acquired Funds disclosing the proposed Reorganizations.

Response 5. We hereby confirm that supplements were filed pursuant to Rule 497 for each Acquired Fund on May 2, 2012.

Comment 6.	Please confirm supplementally that the forms of proxy cards will be filed with the amended Registration Statements.

Response 6. We hereby confirm that the forms of proxy cards will be filed with Pre-Effective Amendment No. 1 to each Registration Statement.

Comment 7.	Please confirm supplementally that all required exhibits, including the consent of the independent registered public accounting firm, will be filed with the amended Registration Statements.

Response 7.                               We hereby confirm that all required exhibits, including the consent of the independent registered public accounting firm, will be filed with Pre-Effective Amendment No. 1 to each Registration Statement.

Comment 8.

Please confirm that no securities are required to be sold in connection with the Reorganizations. If securities are required to be sold in connection with the Reorganizations, please disclose the brokerage commissions and other transaction costs relating to such sales of securities.

Response 8. We hereby confirm that no securities are required to be sold in connection with the Reorganizations.

Comment 9.	Please include disclosure on the loss of any capital loss carryforwards as a result of the Reorganizations, if applicable.

Response 9.                               Each Reorganization, except for the International Equity Reorganization, will not result in the loss of capital loss carryforwards. Disclosure to this effect is included in the first paragraph under the section entitled “The Reorganization[s]—The Board[s’] Considerations.” With respect to the International Equity Reorganization, disclosure regarding the limitations on the use of capital loss carryforwards is included in the eleventh paragraph under the section entitled “The Reorganizations—The Boards’ Considerations.”

Comment 10.	With respect to the Pro Forma Combined Condensed Statement of Assets and Liabilities, please include an adjustment to show the organizational costs borne by the applicable Acquired Fund.

Response 10. The line item has been included as requested.

Comment 11.	In the section entitled “Synopsis—The Reorganization[s],” please disclose the reasons for the proposal to reorganize each Acquired Fund into the applicable Acquiring Fund.

Response 11. The disclosure has been included as requested.

COMMENTS TO THE FOCUS GROWTH N-14

Comment 12.	Please clarify supplementally what investment related expenses will be excluded from the fee waiver as disclosed in the footnotes to the Annual Fund Operating Expenses table.

Response 12. Investment related expenses that will be excluded from the fee waiver include expenses such as foreign country tax expense and interest expense on borrowing.

Comment 13.

The third bullet point under the table located in the section entitled “Synopsis—Comparison of Acquired Fund and Acquiring Fund—Investment Objective and Principal Investment Policies” discloses the types of equity investments in which the Acquired Fund may invest. Please confirm supplementally that no securities are required to be sold in connection with the Reorganization.

Response 13. Please refer to Response 8.

Comment 14.

If the convertible securities in which MSIF Focus Growth may invest may be rated below investment grade, please disclose this in the Principal Investment Policies section of the table located in the section entitled “Synopsis—Comparison of Acquired Fund and Acquiring Fund—Investment Objective and Principal Investment Policies.”

Response 14. MSIF Focus Growth does not have a principal strategy to invest in convertible securities rated below investment grade.

Comment 15.	Please include the “Acquired Fund Fees and Expenses” line item in the Annual Fund Operating Expense table, if appropriate.

Response 15. This line item is not applicable to the Funds at this time.

Comment 16.

Disclosure under the section entitled “Synopsis—Comparison of the Acquired Fund and Acquiring Fund—Fund Management” states that “[t]he current portfolio management team for the Acquired Fund is expected to continue to be primarily responsible for the day-to-day management of the Acquiring Fund. MSIF Focus Growth and Focus Growth are both managed by members of MSIM’s Growth team and, if the Reorganization is approved, Focus Growth is expected to continue to be managed by members of MSIM’s Growth team.” Please resolve the inconsistencies between the underlined phrases.

Response 16.                         The disclosure has been revised as requested. We have revised the disclosure to state that both Funds are “managed within MSIM’s Growth team and, if the Reorganization is approved, Focus Growth is expected to continue to be managed within MSIM’s Growth team.” (Emphasis added).

Comment 17.

Disclosure under the section entitled “Synopsis—Comparison of the Acquired Fund and Acquiring Fund—Purchases, Exchanges and Redemptions” states that an investor’s account may be subject to involuntary conversion or redemption. Please explain supplementally what is meant by the underlined phrase.

Response 17.                         An investor’s account may be subject to involuntary conversion (to another class of shares offered by the Acquired Fund (if an account meets the minimum investment amount for such class)) or involuntary redemption if the value of such investor’s account falls below the minimum investment amount for the applicable class of shares as a result of share redemptions or if such investor no longer meets one of the waiver criteria. We have revised the disclosure to clarify the underlined phrase.

Comment 18.	Please consider revising the penultimate sentence in the third paragraph of the section entitled “Synopsis—Proxies” to clarify how persons names as proxies will vote for an adjournment.

Response 18. The disclosure has been revised as requested.

Comment 19.	Please confirm how the Funds intend to treat broker “non-votes” for purposes of an adjournment of the shareholder meeting.

Response 19. There will not be any broker non-votes in connection with this proposal.

Comment 20.

Please revise the penultimate sentence in the section entitled “Synopsis—Expenses of the Solicitation” to make clear the total amount of expenses of the Reorganization and the amount to be borne by MSIF Focus Growth. Please also consider revising the parenthetical in the same sentence to clarify the substance of the disclosure.

Response 20. The disclosure has been revised as requested.

Comment 21.	In the section entitled “Performance Information,” please clarify the use of the term “Portfolio.”

Response 21. The disclosure has been revised to reflect the correct heading references in the Acquiring Fund’s prospectus.

Comment 22.

In the section entitled “Comparison of Investment Objectives, Policies and Restrictions—Focus Growth,” the disclosure states that “…MSIM seeks to invest primarily in established and emerging high quality companies…” (Emphasis added). Please explain supplementally what is meant by the underlined phrase.

Response 22.                         The term “emerging” refers to companies that are newly formed or in the earlier stages of development. In selecting “high quality” companies for inclusion in Focus Growth, MSIM typically favors companies with rising returns on invested capital, above average business visibility, strong free cash flow generation and an attractive risk/reward. In addition, MSIM seeks to invest in companies that it believes exhibit sustainable competitive advantages and have the ability to deploy capital at high rates of return.

Comment 23.

Please confirm that the investment restrictions located under the section entitled “Comparison of Investment Objectives, Policies and Restrictions—Investment Restrictions—MSIF Focus Growth” and “—Focus Growth” are non-fundamental investment restrictions.

Response 23. We hereby confirm that the above referenced investment restrictions are non-fundamental policies of the Funds.

Comment 24.	Please include disclosure regarding a shareholder’s ability to submit a proposal for consideration at future shareholder meetings of the Funds.

Response 24. The disclosure has been included as requested under the section entitled “Additional Information about the Acquiring Fund and the Acquired Fund—Shareholder Proposals.”

COMMENTS TO THE MSIFT N-14

Comment 25.

Please consider revising the second sentence in the bolded paragraph under the section entitled “Synopsis—Comparison of each Acquired Fund and Acquiring Fund—Purchases, Exchanges and Redemptions—Class C Shares of Acquired Fund/Class L Shares of Acquiring Fund—Minimum Investments” to clarify what is meant by the phrase “waived indefinitely.”

Response 25. The Acquired Funds’ ability to impose an involuntary conversion or redemption will be waived for the life of the applicable Combined Fund. The disclosure has been revised accordingly.

Comment 26.	In the section entitled “Comparison of Investment Objectives, Policies and Restrictions,” please replace the term “Portfolio” with the proper defined term.

Response 26. The disclosure has been revised as requested.

Comment 27.	The disclosure in the third paragraph of the section entitled “Comparison of Investment Objectives, Policies and Restrictions—MSIFT Global Strategist”

states that MSIFT Global Strategist may invest “a portion of its assets in below investment grade fixed income securities…” Please disclose that below investment grade securities are commonly known as “junk bonds.”

Response 27. The disclosure has been included as requested.

Comment 28.

In the section entitled “Comparison of Investment Objectives, Policies and Restrictions—Investment Restrictions,” please consider including appropriate headings to clarify the difference between the Acquiring Funds’ and Acquired Funds’ investment restrictions.

Response 28. The headings have been revised as requested.

COMMENTS TO THE MSIF N-14

Comment 29.	Please refer to Comment 3 and note that the above comments apply to the MSIF N-14, as applicable, and the changes, if any, will be made accordingly.

Response 29. We note that the above comments apply to the MSIF N-14, as applicable, and the changes, if any, will be made accordingly.

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In addition, we are authorized by our client to acknowledge the following on the Registrants’ behalf:

•                                          the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Daniel E. Burton of Morgan Stanley at (212) 296-6980 (tel) or (212) 507-8589 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss